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                             SUNAMERICA INCOME FUNDS

                         AMENDMENT NO. 3 TO THE BY-LAWS

      The By-Laws of SunAmerica Income Funds (the "Trust") shall be amended in the following respect:

      1. The following replaces in its entirety Section 9.2 of Article IX of the Trust's By-Laws:

            Section 9.2. Record Date. The Trustees may fix in advance a date as the record date for the purpose of determining Shareholders entitled to notice of, or to vote at, any meeting of Shareholders, or Shareholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of Shareholders for any other purpose. Such date, in ay case shall be not more than ninety (90) days, and in case of a meeting of Shareholders not less than ten (10) days prior to the date on which particular action requiring such determination of Shareholders is to be taken. In lieu of fixing a record date, the Trustees may provide that the transfer books shall be closed for a stated period but not to exceed, in any case, twenty (20) days. If the transfer books are closed for the purpose of determining Shareholders entitled to notice of a vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

      IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of January, 2004.


                                         By:  /s/ Joseph P. Kelly
                                              -------------------------------
                                              Joseph P. Kelly
                                              Secretary
                                              SunAmerica Income Funds